SECUR 15045096 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section MAR 02 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Investment Management Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781) 780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/15

OATH OR AFFIRMATION

I, Matthew Walley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Investment Management Distributors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Please see attachment for notary public's signature & seal
Thu o'Mahony 2/27/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2015, by Matthew B. WALLEY, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

THU O'MAHONY
COMM. #1957990
Notary Public - California
Contra Costa County
My Comm. Expires Oct. 24, 2015
NR01

(Seal) Signature [signature]

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2014	2
Statement of Operations for the Year ended December 31, 2014	3
Statement of Member's Equity for the Year ended December 31, 2014	4
Statement of Cash Flows for the Year ended December 31, 2014	5
Notes to Financial Statements	6
Supplemental Schedules:	
Schedule I – Statement of Net Capital Pursuant to Securities and Exchange Commission Rule 15c3-1	10
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

We have audited the accompanying statement of financial condition of LaSalle Investment Management Distributors, L.L.C. as of December 31, 2014, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle Investment Management Distributors, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 26, 2015

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	5,887,521
Due from related party		1,164,106
Prepaid expenses		103,753
Total assets	$	7,155,380
Liabilities and Member's Equity		
Current liabilities:		
Accrued expenses	$	160,049
Employee commissions payable		270,179
Accounts payable		458,380
Due to Parent Company		2,961,517
Total liabilities		3,850,125
Member's equity		3,305,255
Total liabilities and member's equity	$	7,155,380

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Operations

Year ended December 31, 2014

Revenue:		
Commission fees	$	3,602,177
Reimbursable fees		1,890,979
Total revenue		5,493,156
Expenses:		
Employee commissions expense		899,950
Selling expense		2,427,092
Travel and entertainment expenses		1,064,405
Business license/fees		99,780
Legal expense		138,953
Audit expense		68,000
Promotional fees		471,175
Other expenses		498,537
Total expenses		5,667,892
Net loss	$	(174,736)

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Member's Equity

Year ended December 31, 2014

	Member units		Member's equity
Balances at January 1, 2014	500	$	3,479,991
Net loss	—		(174,736)
Balances at December 31, 2014	500	$	3,305,255

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(174,736)
Reconciliation of net loss to net cash used in operating activities:		
Increase in prepaid expenses		(40,255)
Decrease in due from related party		494,991
Increase in employee commissions payable		132,450
Increase in accounts payable		119,744
Decrease in accrued expenses		(86,164)
Net cash from operating activities		446,030
Cash flows from financing activity		
Increase in due to Parent Company		2,729,470
Cash flows from financing activity		2,729,470
Net increase in cash		3,175,500
Cash, January 1, 2014		2,712,021
Cash, December 31, 2014	$	5,887,521

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, L.L.C. (the Company), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker-dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates.

The Company is registered with the Securities and Exchange Commission (the SEC), Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states. On December 20, 2011, the Company's FINRA membership was approved.

On October 1, 2012, Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT) Registration Statement on Form S-11 (Commission File No. 333-177963) was declared effective by the SEC with respect to a continuous public offering of up to $3,000,000 in any combination of Class A and Class M shares of common stock. On June 19, 2014, JLLIPT began a private offering of up to $400,000 in any combination of Class A-I, Class M-I and Class D shares of common stock. The Company is the Dealer Manager for these offerings.

Historically and in the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Commission Fees

Commission fees are earned in connection with the marketing of investment programs. Commissions are based upon a percentage of a third-party investment in the related interest. These commissions are earned and realizable and the related selling expense is incurred at the time the third-party investment is accepted by the offering party.

(d) Reimbursable Fees

Reimbursable fees are comprised of expenses incurred on behalf of and reimbursable by JLLIPT. The Company follows ASC Topic 605-45, Principal and Agent Considerations, when accounting for reimbursements from clients.

(e) Employee Commissions Expense

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on the third-party investment in the related investment program.

(3) Income Taxes

The Company is party to a tax-sharing agreement with the Parent Company, which provides that income tax expense or benefit be recorded by the Company as though the Company filed a separate tax return. For the year ended December 31, 2014, the income tax benefit of $88,581 was computed by applying an estimated tax rate of 40%. The Company has a deferred tax asset of $320,674 as of December 31, 2014 related to net operating loss carryforwards. The deferred tax asset has been fully reserved for in the accompanying financial statements due to the uncertainty associated with the realizability of the benefit by the Company.

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the "SEC" Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2014, the Company had a net capital and net capital requirements of $2,495,776 and $256,675, respectively. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was approximately 1.54 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $2,908,039 during 2014. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations.

JLLIPT, an affiliate of the Parent Company, has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering.

The Company earns selling commissions on JLLIPT Class A shares of up to 3.5% of the net asset value per Class A share on the date of purchase. Additionally, the Company receives a dealer manager fee and distribution fee that accrue daily in an amount equal to $1/365^{th}$ of 0.55% and $1/365^{th}$ of 0.50%, respectively, of the net asset value per share for JLLIPT Class A shares outstanding.

No selling commissions are received in connection with the sale of any Class M shares. For the period of January 1, 2014 through May 31, 2014, the Company received a dealer manager fee that accrued daily in an amount equal to $1/365^{th}$ of 0.55% of the net asset value for each Class M share outstanding. As of June 1, 2014, the Company will receive a dealer manager fee that accrues daily in an amount equal to $1/365^{th}$ of 0.30% of the net asset value for each Class M share.

The Company will earn selling commissions on JLLIPT Class A-I shares of up to 1.5% of the net asset value per Class A-I share on the date of purchase. In addition, the Company receives a dealer manager fee that accrues daily in an amount equal to $1/365^{th}$ of 0.30% of the net asset value for each Class A-I share.

No selling commissions are received in connection with the sale of any Class M-I shares. The Company will receive a dealer manage fee that accrues daily in an amount equal to $1/365^{th}$ of 0.05% of the net asset value for each Class M-I share.

Selling commissions are received from JLLIPT on a weekly basis. The dealer manager fee and the distribution fee are received from JLLIPT quarterly.

The dealer manage fee and the distribution fee to be received by the Company is limited based on the total underwriting compensation paid by JLLIPT. The Company recorded total revenue earned associated with this agreement of $3,602,177 for the year ended December 31, 2014 which is included in commission fees in the statement of operations. As of December 31, 2014, the Company recorded a due from related party of $667,883. Pursuant to this participating broker-dealer

arrangement, the Company engaged third-party participating broker-dealers to sell JLLIPT common stock. The Company recorded total selling expense of $2,427,092 for the year ended December 31, 2014. As of December 31, 2014, the Company recorded accounts payable of $458,380.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to JLLIPT offerings. For the year ended December 31, 2014, the Company recorded reimbursable expenses of $1,890,979. For the year ended December 31, 2014, the Company recorded due from related party of $496,223.

(7) Subsequent Events

Subsequent to December 31, 2014 and through February 26, 2015 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company identified one subsequent event. On June 18, 2014, JLLIPT filed a registration statement on Form S-11 (Commission File No. 333-196886) with the SEC to register a public offering of up to $2,700,000 in any combination of shares of Class A, Class M, Class A-I and Class M-I common stock (the "Follow-on Offering"). On January 16, 2015, the Follow-on Offering was declared effective by the SEC. As a result of the Follow-on Offering, the Company entered into a new Dealer Manager Agreement with JLLIPT, under the same terms as described above.

*****

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Net Capital
Pursuant to Securities and Exchange Commission Rule 15c3-1

December 31, 2014

Total assets	$	7,155,380
Accrued expenses		(160,049)
Due to Parent Company		(2,961,517)
Employee commission payable		(270,179)
Accounts payable		(458,380)
Less total liabilities		(3,850,125)
Net worth		3,305,255
Prepaid expenses		(103,753)
Due from related party (net of accounts payable of $458,380)		(705,726)
Less nonallowable assets		(809,479)
Net capital before haircuts		2,495,776
Less haircuts		—
Net capital		2,495,776
Less required capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		256,675
Excess net capital	$	2,239,101
Aggregate indebtedness	$	3,850,125
Aggregate indebtedness to net capital ratio		1.54 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014 filed on January 20, 2015 by LaSalle Investment Management Distributors, L.L.C. (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule II

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2014.

See accompanying report of independent registered public accounting firm.

Schedule III

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2014.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
LaSalle Investment Management Distributors, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by LaSalle Investment Management Distributors, L.L.C. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

Check date		Amount	Cash disbursement record
1/29/2015	$	7,177.00	Agreed to cleared check copy
7/23/2014		1,828.00	Corporate checking account

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2014

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Determination of "SIPC Net Opertating Revenues" and General Assessment

For the period ended December 31, 2014

Schedule of Assessment payments

General Assessment		$	9,005
Less Payments Made:			
Date payments made:	Amount		
July 23, 2014	1,828		
January 19, 2015	7,177		
			(9,005)
Interest on late payments			0
Payments made with Form SIPC 7		$	9,005

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Determination of "SIPC Net Opertating Revenues" and General Assessment

For the period ended December 31, 2014

Total Revenue	$	5,493,156
Deductions		
Other: Reimbursed expense income (dollar for dollar)		1,890,979
SIPC Net Operating Revenues		3,602,177
General Assessment @ .0025	$	9,005

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) LaSalle Investment Management Distributors, L.L.C. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 *(k)(2)(i)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 26, 2015

LaSalle Investment Management

LaSalle Investment Management Distributors, LLC
200 East Randolph Drive Chicago Illinois 60601
tel +1 312 228 2149

Assertions Regarding Exemption Provisions

We, as members of management of LaSalle Investment Management Distributors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

LaSalle Investment Management Distributors, LLC

By:

Matthew Walley - President
(Name and Title)

January 20, 2015
(Date)

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5(d)

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)